Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Sterling Financial Corporation

Commission File No. 000-16276

The following is a summary transcript of the Chairman and Chief Executive Officer of The PNC Financial Services Group, Inc. James E. Rohr discussing business strategies and performance on November 13, 2007 at the Merrill Lynch Banking & Financial Services Investor Conference in New York:

Speaker:	Let’s get started with our next company, PNC Financial Services Group. As most of you know, PNC has been one of the best performing bank stocks of the past two years, not just this year, but the past two years, and has largely side-stepped the turmoil that has impacted many financial institutions by maintaining quite conservative credit underwriting standards and by assembling a business mix that’s 58% comprised of fee income, and what I find that a lot of people don’t often realize is that, even after excluding PFPC and their 34% ownership of BlackRock, is still a 50% fee income mix at the Bank level. PNC has also done a nice job with improving their operating efficiency over the past two years and is in the process, as most of you know, of consolidating its acquisition of Mercantile Bank. So, a lot going on at the Company.

Today, we’re very pleased to have PNC Chairman and CEO Jim Rohr and with him as well, Rick Johnson, the CFO. Thanks. Jim?

Jim Rohr:	Thank you very much, and it’s a pleasure to be here. Congratulations on a great conference, and it’s certainly timely as well. We’re very pleased to be here to be able to present to this group. And with me today is Rick Johnson, our Chief Financial Officer, and Bill Callahan, our Director of Investor Relations, who many of you know, and I hope you’ll get to know them even better if you haven’t yet today.

Before I get into my discussions about PNC particularly today, I’d like to really just briefly concern myself with a couple of issues that the industry has that really don’t impact us much, but they do some. We have some of the same concerns that I addressed a few months ago, and we’re really seeing some fairly drastic financial impact is taking place across the industry. I don’t have to tell you that in the third quarter alone, the industry booked $35 billion worth of charges related to losses and write downs of either credit or liquidity issues, and more are coming today as we speak.

It’s a very interesting set of circumstances. Here we have a global economy that is probably growing more rapidly than it has in the past. We have a wonderful U.S. economy that’s not growing as fast as the global economy but doing nicely. Low unemployment, low inflation rates, even given $96/ barrel oil, the country’s actually doing fairly well. But we have a very significant impact in some of the things that we’ve over-financed. I think we have to watch it play out for a while.

The yield curve was tough for a couple of years. Spreads have moved in a different direction, causing some turbulence today. We have a little bit of a steeper yield curve. That’s, I think, going to help over time. But the financials have been hit pretty dramatically. PNC is not immune to this. As you know, we’re not a player really in the subprime space. We’ve not been a meaningful player in any way in CDOs. We have no hung syndications. So, the activities that are being hit the hardest clearly are places that we just don’t focus at all.

But we’re not immune. Some parts of our business are being hit by this. But I think the performance that we’ve had in this challenging environment kind of validates our model, quite frankly, the business model we’ve built, and actually, we’re performing better than our peers.

I’m going to take you back to a number of years ago where we asked a question of ourselves: “What businesses do we want to be in?” We wanted to know the businesses where we had the technology, the people, the scale, the focus to be able to compete in a certain marketplace and invest and win. And there are some businesses that we didn’t. We selected retail, corporate and institutional banking, PFPC, our mutual fund processor, and BlackRock, our asset management. We invested in those businesses. We looked at some businesses and said, “We do not have the scale to compete. We don’t have the technology. We don’t have the focus.” And we divested ourselves of our auto leasing business. We were not in the subprime business. We sold our mortgage company. We said, “We can’t win in those spaces.”

Then what we did is we took our logo here, and we said, “How do we really bring a group of people together around these businesses in a way that’s different than in the past?” The customer had always been a focus. The customer was a big deal to us. That’s how we were able to be successful in the past. We said going forward, risk management had to be very, very excellent. It had been a world where the capital markets were expanding so dramatically and changing, so that business risk had to be everybody’s business. So when we took this power link, actually, we had “risk management” across the middle of it in the early 2000’s, indicating everybody had to work together. We built that risk management system, then we took risk management, put it back on the power link with “teamwork” in the front. We changed our organizational structure, and we worked better together in recent years. And it wasn’t until then that we said we’re going to put “teamwork” back in the power link to put “grow PNC” in the front. And that’s the foundation, and we’re growing the Company. It’s worked out very nicely for us, internally with just the indigenous growth that we’ve had with our customers, and it’s working well for us with external acquisitions as well.

So, throughout my discussion, you’ll hear me talk about how we’re gaining momentum in those businesses where we’re really focused. And when I think about what the three takeaways are for you today, one is that we’ve demonstrated an ability to execute and can deliver strong performance just doing what we’re doing with our strategies. We have clear and achievable strategies for growth. We don’t need magic. And we maintain our discipline, which is founded in this risk management culture to maintain a moderate risk profile.

Now what do I mean about execution? Look at this next slide. It’s a semi-pyramid, I guess. You can see at the bottom, we’ve got a diversified business mix upon which we’re building. Technology is important to us. CIO Magazine named us one of the top 100 companies in the United States. Only two are banks. We’re one of them. We’re very pleased.

We’ve now partnered with IDEO, the number one industrial design firm in the world, to help us add new dimension to our product design. We have strong risk management and governance. We’re building a more disciplined expense culture that some of you know about with One PNC. We’re now expanding our distribution capabilities and deepening relationships and leveraging our strengths. And that’s the foundation of the great Company that we’re building right now.

We’re starting to work harder on a number of different things with our brand. That’s a place that we’re not as good. When we talk to our customers, our customers love us. When we talk to our prospects, we’re not as popular. We’re not as well known. I’ll talk about that in a moment. And I think these issues, these things, have put us in a position to perform for you, and I think we have.

Let me talk briefly about the nine months. You know about it. They’re very good results. We believe for the nine months, each one of our primary businesses met or exceeded expectations. They had revenue growth momentum and organic client growth momentum, which is critically important. We created positive operating leverage across the Company on an adjusted basis. We maintained a strong asset quality, and the Mercantile conversion that we executed in the middle of September was virtually seamless to our clients. I really have to applaud our employees. They did a spectacular job converting 286,000 customers’ checking relationships, 231 branches, 13 bank charters, 11 bank names, 251 ATMs converted, and we’re on track with our cost savings.

We’ve been delivering solid returns to the shareholders. So, in the face of some stiff winds in an uneven market, we delivered a good nine months, and we’re well positioned to deliver the rest of the year.

Now let’s move on and talk about the business mix that produced these. I’m not going to read this next chart to you. You’re familiar with it. Again, each of these businesses has the technology, the scale and the people to win. And we’re doing just that.

In retail banking, we’re focused on building checking relationships. That’s the focus of the business. We’re winning in the payment space, and we’re winning in a region that is attractive. It’s wealthy and it’s growing, and that’s good for us.

In the corporate and institutional banking area, we’re focused on being a premier middle market bank by leveraging our national asset based lending program, our treasury management expertise, our M&A and capital markets capabilities on a cross sell basis. BlackRock you’re familiar with. We’re leveraging them. And also PFPC, as our global strategy is working building this asset servicing platform to a better and better level. All in all, we’re getting great cash flow. We’re very liquid, and we have tremendous opportunities, I think, for more predictable risk adjusted results.

Now, let’s look at the strategies that we have in place and what it means for growth, because I think this is the key to our future. They play to our strengths, and they’re things we’ve already determined and already accomplished a great deal. We can just do more. A diversified business mix provides us with a high concentration of fee income with high returns without having to make any outsized bets in the credit space or in the yield curve space. We’re not dependent upon either one of those, and I think that’s a key strategy for growing the Company going forward with a moderate risk profile.

If you look at these fee-based businesses, you can clearly see that we’re differentiated from other banks. I’d like to mention one thing. When we look at this differentiated business mix, we have 58% fees. When you look at the net interest income component, 26% of that net interest component comes from interest on deposits, and so we’re only looking at 16% of our net interest income comes from the lending business. It’s one way we’re able to manage the risk profile of the Company.

Now you might think that our non-interest income is driven, and Ed mentioned this, by BlackRock and PFPC. And those are very, very valuable income streams, as you can tell, extraordinarily. But also, you have to understand when you take that away, almost 50% of the revenues of the retail Bank and the corporate and institutional Bank are also fees, which is remarkable when you compare them to some other companies. We like this revenue stream. We’ve been able to grow these fees consistently, I think, because of what kinds of fees they are and how we execute.

So let me turn and really look at how we grow fees in each one of the businesses. When you look at retail banking, the focus is on acquisition, growth and retention of checking relationships that: one, provide customers with their primary access to their payment system and two, it allows us to cross sell fee-based products. We’ve had great improved penetration with sticky services. You can see them listed here. And they increase the value of each checking account by not only increasing revenue, but it also increases what we consider a very high retention rate. Debit cards, online banking, online bill payment, you can see on this slide the success we’ve had in deepening these relationships. Consumer households using online banking, up 14% year over year. Consumer households using online bill pay up 67%. Also, growing organically, we added 22,000 checking accounts last quarter in addition to the Mercantile conversion, where a lot of our retail folks were working on that during the quarter. These initiatives, along with the addition of Mercantile, resulted in segment earnings up 17% year over year.

Now another part of our growth strategy is — well, let me talk briefly about the corporate and institutional Bank first. We’re building relationships on a relationship basis where we can increase our returns on capital. How are we doing that? We’re striving to be the lead relationship, and you know in the middle market space, the lead bank gets about 70% of the ancillary fee income that comes from the relationship. The C&IB focus has really helped us really achieve some impressive results. We have the highest percentage of middle market lead relationships in the footprint. We’re the number one bank in our footprint for cross sell in almost all categories. Fee income from Midland, capital markets, M&A advisory services and treasury management, up 13% year over year. And again, here in this business, in the corporate and institutional Bank, almost 50% of the revenue there is in the fee space, not just in the lending space. And segment earnings are up 4% year over year, which in this environment we think is very respectable.

Another part of the growth strategy is redeploying capital to higher return, higher growth products. A number of you have asked about PFPC and some of the traditional products that are more commoditized, such as transfer agency. But if you look at this chart, we’ve taken the cash flow from transfer agency and fund accounting and moved it into higher growth, higher margin products. When you look at the fees that come from these emerging products, they make up 28% of our revenue, up from 21% three years ago. The emerging product revenue had an 18% compounded annual growth rate, with great prospects and a very strong pipeline and, again, the segment earnings here are quite terrific.

And, of course, BlackRock, one of the key drivers is growing assets under management. They’ve expanded their distribution, broadened their product set, strengthened their platform and they’ve grown their segment earnings, which exclude integration costs, by 28%. They’ve really done an outstanding job.

So each of these business segments are delivering on the growth return and the risk profile that we’d like to.

Now let’s talk about some features briefly that are true across all of PNC. One, let’s take a look at our deposit advantage. As I mentioned, the key to the growth strategy is gathering non-interest bearing deposits, and we’re successful at it. And the good news is, the region we live in is very, very full of deposits, quite frankly. It’s a very, very wealthy part of the country. We’ve grown non-interest bearing deposits faster than our peers in a year-over-year comparison. The comparison is 22% to zero on, average. If you take out Mercantile, it’s 5% to zero. And we do it through multiple channels. We do it through workplace banking. We do it through university banking. We do it through Chairman’s Challenge. We do it through the branches. We do it through Midland. We do it through treasury management. And that’s in addition to the billions of dollars we sweep to BlackRock every night. So these, our team really does a spectacular job. And it results in a funding advantage. We have one of the highest ratios of average non-interest bearing deposits, average earning assets in our peer group, and we have a lower cost of deposits than most of our peers.

Another feature of the Company is the operating leverage that we’ve been successful at in recent years. We not only have a strong revenue growth on a momentum basis, on an adjusted basis, but we’re also watching these expenses. A number of things that One PNC did for us is it really caused our employees and our top management, of course, to really focus on operating leverage, not just reducing spend, but make sure that your revenues are growing faster than your expenses. This operating leverage has been accomplished with a 15% adjusted expense growth, and it’s worked out extraordinarily well for us.

Just a final report on One PNC. We promised over $400 million by June of last year. We delivered over $400 million, well over $400 million, and we’re very pleased with that. But more importantly, we took that process and we implemented a process of continuous improvement that’s embedded in the Company today. We still get ideas from our employees. We’re still vetting them. We’re still risk rating them. We’re still implementing them. We’re using those to make sure that that operating leverage is something that becomes part of the DNA of PNC.

Let’s move on to new markets, if you will. Another feature is the opportunity that we’ve had to take the foundation of the Company and invest in those four businesses that I talked about. Most of these, or virtually all of these, investments have been relatively small. Mercantile is a little different. The BlackRock transaction obviously was not small. That was an extraordinary opportunity that doesn’t come along but once in a while, but the other acquisitions have been built over time.

When you talk about retail, we’ve been building our footprint in and around our region where we can leverage our technology, leverage our expense management for the shareholders. And for those of you who have been around for a while, and there’s a few of you, this retail expansion has been ongoing for quite some time. We bought the Chemical branches in Southern New Jersey. We bought Midlantic. We had the Wawa relationship, which made it look like we had a real plan there in Jersey and Philadelphia. Then we added United, Riggs, Mercantile. The Yardville acquisition has been included now, and the small Sterling acquisition is still out there for next year.

And it’s really built a franchise where 80% of our branches are along the Mid-Atlantic. And the couple of things it did, in addition to put us over in that Mid-Atlantic, is it changed a couple of dimensions that are very, very hard to do. We increased our average revenue per household from 55 to 61%. That’s a 10% increase since we started this in 2005. We also doubled the average population growth for the region of PNC for the retail bank from 2 to 4%, which really looks at these features, and we’re very pleased about that because that gives us a much greater and better opportunity for the future.

But the other thing these banks did, when you look at the charts — and we talked about how 50% of the revenues from the Bank are fees. These banks, obviously, smaller banks, don’t have all the fee components, all the products that PNC does. And so we’ll take Yardville, for example. There at 9% fees. Here you have a bank that is the leading market share player in three of the wealthiest counties in America. They have no private banking. Not in that business. They have no brokerage in their branches. They really don’t do a lot of the things that we do. You can see the product set at the side. So when we come to you and say this small acquisition or this acquisition is a 15% internal rate of return, obviously you say, “Well, you know, that includes the cost savings, right, the cost savings and no revenue enhancement.” The idea that we can take these products on the right (of the chart) and build them in those banks, and perhaps we don’t get the bank to 50%, we get it to 40, we get it to 30. It’s additional revenue for these acquisitions, and all on the fee component side.

We’ve been able to do this, when you look at the franchise that we bought in Washington, D.C. We had this same issue. They had some revenues in their trust department that many of the other banks didn’t have, but quite frankly, we’ve taken this opportunity to very significantly increase their operating leverage as well. We had no presence there in May of ‘05. After the Riggs conversion, we invested in our branding, free ATMs, which worked out extraordinarily well. We also opened the branches for longer hours. And these initiatives resulted in a strong growth in checking accounts, 16% since June ‘05. We increased our deposits, loans and, of course, the fee base. We were able to leverage our sales and product capabilities and we grew our fees 47% in less than a year and a half. We improved our non-interest income to total revenue percentage from just over 40 to 44% in the same time period. We think we can do the same thing with Mercantile in a market that’s just as strong as in Washington, D.C.

One other investment that I would like to mention is one that we just announced last week. A number of you have asked how we’re doing with PFPC, why we don’t invest and find opportunities there. It’s very difficult to find someone like PFPC to acquire. And so large acquisitions really are not really even visible. But product technology and capability is something we’ve been looking for. And I think this expansion, this addition to PFPC, really gives them a front end workbench for brokers and managed accounts and financial planning professionals that will make them the leader in this space. Albridge Solutions provides a number of portfolio, accounting and wealth management services, brings in other kinds of information and data, and compares your investment performance versus a whole series of indices that I think will really put them in a leading position that they wouldn’t be able to do it by themselves.

Other acquisitions for C&IB are ARCS Commercial Mortgage operations. Harris Williams. That worked out extraordinarily well. And you’re familiar with the Quellos Group that BlackRock just closed on in October. So we’re pleased about investing here and there in each one of the businesses for growth.

And last, but not least, on the growth side, let me touch on the brand. I mentioned to you that our customers love us, that our prospects don’t know us very well. Our retention rates are high. But we’re being very careful with the brand. What we did is we started with our employees. We said we have to be easier to do business with, and so we redesigned and simplified our checking accounts. The no-fee ATM access has worked out extraordinarily well. We’ve changed a number of our branches. We’re rolling that across the system. We’re 1/3 done. We brought in the Gallup Organization to make sure that our referral process and our customer service at each and every one of our branches – we’re measuring all the way down to the branch individual — is working better. And we also had a big payoff, as you can see in some of the numbers, from the redesign of PNC.com. We’re starting to add some media to this. Not a lot of money, but we’re moving forward on this. We’ve got some work to do internally, but I think you’ll see this rolling out throughout the rest of next year. I think it’ll be very good for us across the board.

Last but not least, something that you want to hear about, I would guess, is the risk management piece. Obviously, one of the most important business activities in the Bank. Banks are in the business of taking risk, and I think we’ve been focusing on this for quite some time. We focus on the front door, and we focus on the back door. We’re careful with who we bring in, and we’re not bashful about moving people out if we’re not getting the right risk adjusted returns. We have to be willing to say goodbye.

We’ve been sellers for credit for quite some time, for five years. We said we weren’t being paid for it. We downsized our credit book over a period of time, and we downsized $50 billion at one time. And this evolution has allowed us to be able to say that we’re not overly concentrated in any one area. We have more granularity than we’ve had. We have very limited leveraged lending exposure that’s been managed under a cap that’s been in existence since the ‘90s, and we use strong origination and strong distribution.

Let’s talk a little more about credit. We recognized the changing of the credit cycle early. We stayed selective in our sector lending. We used risk adjusted assets. We didn’t go after the subprime. We have minimal risk exposure to subprime and high yield, leveraged loans. We have no hung syndications. We’re very pleased to say that.

The other thing is that we have an off balance sheet conduit at $4.4 billion. This is a traditional multi seller. It’s got credit cards and auto paper in there. It’s very simple and straightforward. We’ve been able to fund it, even in this challenging environment, and quite frankly, it’s only 3% of our balance sheet. So it’s not the concern for us that it is for other people. And it’s working quite well right now. So we’re pleased about that.

I’ll switch over to the consumer loan portfolio, which includes our residential mortgages. This is high quality and is performing well. Our residential mortgage portfolio, which was primarily acquired through the A&L book. The prime portfolio makes up 35% of the total portfolio. Weighted average loan to value is 67%. Weighted average FICO score is 747. Net charge-offs are only 0.01%. And the 90 days past due is 1.2. And these are high quality, prime quality purchases through the A&L book.

And when we turn to the home equity book, it’s quite different. This is a homegrown book that are relationships that we have through our retail Bank. First lien positions of 39%, 93% in-footprint. Weighted average loan to value of 72%. Weighted average FICO score of 726. Net charge-off ratio of 0.18%, and only 0.3% are 90 days past due. And we did not rely on any teaser rates to speak of when we generated this portfolio.

So I believe this approach should allow us to perform better on a relative basis than it has. You can see that this slide, we’ve had some modest deterioration of the portfolio, even though the home equity delinquencies, 90 day delinquencies, increased slightly since the end of last year, we’re just really where we were three years ago. So it’s not a significant change. Given the current stage of the credit cycle, we’re pleased to say we don’t have that significant deterioration across any of our vintages. But we’re focused on it. We’re focused on it, and we’re using the back door to make sure that this stays where we want it to stay.

Why don’t we move to the commercial real estate portfolios, which is another area of your concern. It should be. On a national basis it’s a real issue. But on a relative basis, we have less exposure to commercial real estate than our peers, both as a percentage of total assets and a percentage of Tier 1 capital. We’re not heavily concentrated in any particular asset class and are keeping our client exposure granular.

A large amount of our exposure for residential purposes is in and around Baltimore, Washington, and quite frankly, we have not seen any significant deterioration in the real estate portfolio there like people have seen in other parts of the country. But it’s a place that we have to remain disciplined, remain focused and work with our customers to make the right risk return decision. And again, because of our mix of businesses, we did not have to double down in credit, and I think it’s paying off for us.

Our asset quality, frankly, is strong at PNC. It compares favorably to the peer group. And on the left (of the chart) it shows our non-performing assets. We’re trending well below our peers. And it’s unusual. We have a higher percentage of asset-based loans than many of our peers. So, those tend to have an opportunity to go non-performing more frequently but then have a lower loss component when and if they default. But we’re still, in spite of that percentage, we’re trending well below our peers, and we’re pleased about that. Been very disciplined in this approach, and I think this should continue.

Now, as I have said for the last couple of years, credit quality can’t stay as good as it’s been. I’ve been wrong. I’ve been saying it for two years, and it kept getting better. But we think there’ll be some slight deterioration, but I think we’re very pleased with where we are. I think we’ll outperform our peers on a relative basis for a long period of time.

How we look for the yield curve, our goal with this regard, the interest rate risk is to preserve and optimize long-term value, again, not to make the bet. We’ve done that adhering to our total return strategies and actively managing the duration of equity, which is three years. I think, again, the issue about high fee income, strong deposit base doesn’t require us to play the yield curve game like some other people do.

So, in summary, I would just say that over the years, we’ve focused on the four businesses that we thought we could win at, that we had the scale and the technology and the people to win. And I think we do have that. Secondly, we think that from a risk management point of view, having and maintaining a moderate risk profile is the kind of thing that will allow us to have sustainable income growth over time, and that’s working. Last but not least, we had a very good nine months. We’re comfortable with the ranges in the fourth quarter for us, and we’re doing our budget right now. I’m not in a position to tell you anything specific, but we think 2008 will be a good year for PNC as well.

Thank you very much for listening and being here and we’ll be happy to answer any of your questions. Was the story that boring?

Q:	Well, let me kick off a question here. Can you maybe talk a little bit more about — ou talked about the 50% fee ratio at the Bank, but maybe you can go into a little bit more detail or just a little bit more description about what some of those higher growth fee businesses are at the Bank level. I think people hear a lot about BlackRock and PFPC, but they forget about businesses like Harris Williams and treasury management. And if you could just maybe point out some of those, that would be helpful.

Jim Rohr:	Treasury management has been — mean there’s a whole series of them. It’s a very good question. Treasury management has been almost a double digit grower for us with wonderful returns in an industry that grows at two to three. It’s a national business for us. If you looked at our treasury management customer list, you would find Dell and IBM and General Electric across the entire spectrum, which is kind of interesting when we think about, we’re focused on the middle market in the treasury space because of electronics, we can win in that space. Medical payments business, I would say that I only worry about Bank of America in that space with us. We’re right in there. It’s a big, big play for us that we’re working on right now that’s — t’s a national business for us, generates tremendous savings for our customers. And so there’s a number of things that we’re doing in the treasury space, primarily electronic, that work for us.

Harris Williams has been just outstanding. They’ve just been outstanding. Those Harris Williams folks have done a great job. They’ve exceeded any expectation that we had except one. When we acquired Harris Williams, we thought they would do great in the M&A space. We thought we would get a lot of referrals. When they sold a company, we thought we’d get the referral back to our private Bank, which manages $77 billion. That’s worked out great. And we thought we’d get a lot of asset-based loan opportunities. Our asset-based lending business is doing great, but we didn’t get so — we got a lot of opportunities but we found out that the pricing was too aggressive or the structure was too aggressive. So we didn’t get as many loan opportunities because we passed on them. But we had the opportunity. That’s been a tremendous win.

Midland’s been wonderful for us, generated lots of deposits. The servicing has been wonderful. We have some issues in the commercial mortgage business on the securitization space. But we broke even in the third quarter, which was very good, and fourth quarter, we’ll see what happens in the market. But all of those have been uniquely, uniquely good for us, better than expectations.

Speaker:	Other questions?

Q:	If you were to make more acquisitions in the retail banking area, what region would be first on your list in terms of being attractive?

Jim Rohr:	Well, the region that we’ve been acquiring in right now has been very attractive because of the household income. Washington, D.C. has the highest household income and the highest education per household of the entire country. And actually the SMSA down there is larger than Philadelphia today. It’s really a wonderful marketplace. Baltimore is doing extraordinarily well as well. But banks are really sold, not bought. And so, we’ve looked at these opportunities when they come up as to how they fit, how the economics work, how the culture of the bank works. I struggle with this as well every day because the magic is to try and buy or make a good acquisition, have it fit in the Company and pay the shareholders. We have no — we’re not going to go try and do some giant transaction that doesn’t have the risk reward to it because that’s really the discipline that’s proved well for us. And I think you just have to look at it and then see which ones come up and what the price is and what the risk parameters are and if the fit is right. And what we’ve not done is what some people have done is where you go to Florida or a brand new market where you really can’t leverage your brand, you can’t leverage your technology, you can’t take the costs out because — I’ve been around here for a long time. I kind of agree with you that the cost savings are the cost savings, and if you’re good at it, you can get them out. You can take those costs out. And then if you can execute, you can drive the revenue piece, as we mentioned here. But that’s — the lower risk part is taking the costs out if you know how to do it. And so we kind of like doing it that way. So we’ll see what comes up. We like the faster growing markets and the wealthier markets. But pricing is a big issue here.

Q:	You guys are a Visa card issuer. Have you thought about supplementing your card portfolio with other brands, for example, American Express or higher merchant discounters, Interchange or possibly Discover?

Jim Rohr:	Well, we’ve looked at it over time, and the economics really haven’t worked out for us. We weren’t an original buyer-inner of the Discover card. We issue some private banking for American Express, but really the Visa has worked very, very, very well for us.

Q:	So you’re not finding the appetite within your card member base to take on some of these newer cards? Or the proposition to you guys is not as attractive?

Jim Rohr:	Well, let me say we just got back into the card business about a year and a half ago. We sold our card (business) because we felt we didn’t have the ability some years ago to manage the risk and really drive the portfolio. Interestingly enough, now what’s happened is, the reason we got back into the card business, was because 1/3 of all payments are made by credit cards now. And so the credit card business, which used to be a lending business, a lot of that got paid down by home equity loans because of the tax advantage, and so then the credit card business became a payment business. So we got back in when we found that we could actually rent the technology, which we do. We rent it from U.S. Bank, as our partner. And they do a great job. And so we’ve just been back into the business for a year and a half. It’s way ahead of our expectations. We’re very pleased about it. We’ll look at other opportunities as we go down the road. Yes, sir?

Q:	Can you comment on the recent (inaudible) in your deposit gathering and deposit growth?

Jim Rohr:	Well, with declining interest rates, or what everyone perceives as declining interest rates, we perceive that chasing the CD market down is probably not a good idea. If we get a real steep yield curve, maybe that’s a good idea. But so far, really it’s not a good idea. So we’ve not been really aggressive on the CD space. We really focus on demand deposits. That’s where we play every day, whether it’s in the universities, whether it’s in workplace banking or the branches. Demand deposits is really where we focus. And the free ATMs have worked out very, very well for us because what’s happening now is that we’re growing checking accounts. The average checking account is a higher balance across the board. We think that’s because we’re getting higher value customers because of the free ATM.

The other part is, what’s really exciting is that for a long period of time — university banking is big for us. Do we have any Penn Staters in the room? No. You know why there are none here? Because they all spend their lives in Pennsylvania. (laughter) Eighty percent of all the graduates from Penn State spend the rest of their lives in Pennsylvania. And do we have any Penn graduates here? We have some Penn grads. We’re big on the campus there at Penn, right? The future of banking, quite frankly, is a lot more electronic. Now, with free ATMs globally – hope you got your account with PNC when you were on campus — free ATMs globally, online banking, online billpay, you don’t have to change your account for the rest of your life. So, if we’re ever able to capture the right people on the campus, we can keep them for life, and it’s working for us. Yes, sir?

Q:	Jim, Larry Fink has been rumored to be leaving for one of many firms. What’s your comfort level with the BlackRock bench and what are your — the comfort level that they can sustain the profitability that BlackRock has had under Larry and what are your long-term plans with that operation?

Jim Rohr:	Well, first of all, Larry spoke this morning. And Larry is a phenomenal guy. He’s done a great job. He’s one of the brightest and hardest working people I’ve ever known. The interesting thing about BlackRock is that BlackRock is always a team. It was always about the team. The team gets paid like a team. We’ve worked with them for years and years and know the team that they have. So they’ve got a lot of talent at BlackRock. Nobody builds, I don’t care how smart or how hard you work, nobody builds a company like BlackRock all by themselves. And Larry knew that, Larry knows that, so there’s an extraordinary amount of talent at BlackRock.

Secondly, I hope he doesn’t leave. And I’ve told Larry that. But if Larry leaves, Larry leaves. Larry commented this morning there’s a management succession program that’s been in place for a long period of time. I’m on the Board, and that’s true. And so I would say that there’s a lot of talent at BlackRock, and if Larry goes, and I have no idea whether he will or not, I think BlackRock will continue to be successful. We’re a big investor in BlackRock. We love the company. We love what it does for the diversification risk that we have, and we love the growth that it had. And we love the business. It’s got the talent and the technology and the distribution to win. So we like owning BlackRock. It’d be one of those things, if you didn’t own it, you’d wish you had it. And we love to have it.

Speaker:	All right, well with that, please join me in thanking Jim Rohr.

Jim Rohr:	Thank you very much.

ADDITIONAL INFORMATION ABOUT THE PNC/STERLING FINANCIAL CORPORATION TRANSACTION

The PNC Financial Services Group, Inc. and Sterling Financial Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC’s Web site (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Sterling Financial Corporation will be available free of charge from Sterling Financial Corporation by contacting Shareholder Relations at (877) 248-6420.

The directors, executive officers, and certain other members of management and employees of Sterling Financial Corporation are participants in the solicitation of proxies in favor of the merger from the shareholders of Sterling Financial Corporation. Information about the directors and executive officers of Sterling Financial Corporation is included in the proxy statement for its May 8, 2007 annual meeting of shareholders, which was filed with the SEC on April 2, 2007. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.